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_________________________________________________________________
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549
                   _______________________
                        SCHEDULE TO/A

           Tender Offer Statement Under Section 14(d)(1) or
        Section 13(e)(1) of the Securities Exchange Act of 1934
                       (Amendment No. 1)

                      DAVID'S BRIDAL, INC.
               (Name of Subject Company (Issuer))

                   ALPHA OMEGA ACQUISITION, INC.
                    a wholly owned subsidiary of
                  THE MAY DEPARTMENT STORES COMPANY
                 (Names of Filing Persons (Offerors))
                        ________________

               COMMON STOCK, PAR VALUE $.01 PER SHARE
                   (Title of Class of Securities)
                        ________________

                            238576102
               (CUSIP Number of Class of Securities)
                        ________________

                      Richard A. Brickson, Esq.
                 The May Department Stores Company
                           611 Olive Street
                     St. Louis, Missouri 63101-1799
                       Telephone: (314) 342-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                             Copy to:
                      J. Michael Schell, Esq.
                      Margaret L. Wolff, Esq.
               Skadden, Arps, Slate, Meagher & Flom LLP
                        Four Times Square
                     New York, New York 10036
                     Telephone: 212-735-3000

         *For purposes of calculating amount of filing fee only. This amount assumes that the Offerors purchase (i) 19,469,276 outstanding shares of common stock of David's Bridal, Inc. and
(ii) 2,314,952 shares of common stock of David's Bridal that could be issued upon conversion of any outstanding options, at
the offer price of $20.00 per share.   The amount of the filing

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fee, calculated in accordance with Rule 0-11 of the Securities
Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A              Form or Registration No.:N/A
         Filing party: N/A                        Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment
reporting the results of the tender offer: [_]
_________________________________________________________________




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       This Amendment No. 1 to the Tender Offer Statement on
Schedule TO (this "Amendment") relates to the offer by Alpha Omega Acquisition, Inc., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of The May Department Stores Company, a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of David's Bridal, Inc., a Florida corporation (the "Company"), at a price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which are herein collectively referred to as the "Offer").

Item 11.            Additional Information.

       Item 11 is hereby amended and supplemented by the following:

       On Friday, July 21, 2000, Parent and the Company received notice from the Federal Trade Commission of the early termination of the 15-day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The termination of the waiting period was one of the conditions to the Purchaser's obligations under the Merger Agreement to accept for payment and pay for Shares tendered pursuant to the Offer to Purchase. On July 24, 2000, Parent and the Company issued a joint press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 12.            Exhibits.

       (a)(9) Joint Press Release issued by Parent and the Company on July 24, 2000, announcing the termination of the HSR waiting period.








                                                      1

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                           SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          ALPHA OMEGA ACQUISITION, INC.

                                          By:        /s/ Richard A. Brickson
                                          Name:  Richard A. Brickson
                                          Title: Vice President and Secretary

                                          THE MAY DEPARTMENT STORES COMPANY

                                          By:        /s/ Richard A. Brickson
                                          Name:  Richard A. Brickson
                                          Title: Secretary

Dated:  July 24, 2000




                                                   2
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                          EXHIBIT INDEX

Exhibit No.        Exhibit Name

(a)(9)                   Joint Press Release issued by Parent and the
                   Company on July 24, 2000, announcing the termination of the HSR waiting period.